SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                Niagara Mohawk Power Corporation
                        (Name of Issuer)

          Cumulative Adjustable Rate Series B Preferred
                 (Title of Class of Securities)

                             653522847
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















                        Page 1 of 6 Pages
CUSIP No.   653522847


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons
    The Colonial Group, Inc.; 04-2934627

2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1996, by
Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  --
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    0

10) Check if the Aggregate Amount in Row 9 Excludes Certain
    Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    0%

12) Type of Reporting Person (See Instructions)
    HC










                        Page 2 of 6 Pages
CUSIP No.   653522847


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons
    Colonial Management Associates, Inc.; 04-2271697

2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1996, by
Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  --
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    0

10) Check if the Aggregate Amount in Row 9 Excludes Certain
    Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    0%

12) Type of Reporting Person (See Instructions)
    IV










                        Page 3 of 6 Pages
Item 1(a) Name of Issuer:
         Niagara Mohawk Power Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
         300 Erie Blvd., West
         Syracuse, New York  13202

Item 2(a) Name of Person Filing:
         See Item 1) of attached cover sheets

Item 2(b)     Address of Principal Business Office or, if none,
         Residence:
         One Financial Center
         Boston, Massachusetts  02111

Item 2(c) Citizenship:
         See Item 4) of attached cover sheets

Item 2(d) Title of Class of Securities:
         Cumulative Adjustable Rate Series B Preferred

Item 2(e) CUSIP Number:
         653522847

Item 3   Type of Reporting Person:
         (e) [ X ]  Investment Adviser registered under section
         203 of the Investment Advisers Act of 1940.
         (g) [ X ]  Parent Holding Company, in accordance with
         Section 240.13d-1(b)(ii)(G) (Note See Item 7)

Item 4   Ownership:
         (a)  Amount Beneficially Owned:  0 shares
         (b)  Percent of Class:  0%
         (c)(i)   sole power to vote or to direct the vote:  --
            (ii)  shared power to vote or to direct the vote:  --
                     (iii) sole power to dispose or to direct
                  the disposition of:--
                     (iv)  shared power to dispose or to direct
                  the disposition of: 0

Item 5   Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6   Ownership of More Than Five Percent on Behalf of Another
         Person
         N/A




                        Page 4 of 6 Pages
Item 7   Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company
         Colonial Management Associates, Inc.
         One Financial Center
         Boston, Massachusetts  02111
         04-2271697; IA

Item 8   Identification and Classification of Members of the
         Group
         N/A

Item 9   Notice of Dissolution of Group
         N/A

Item 10  Certification
         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose for effect.
         Signature

         After  reasonable  inquiry  and  to  the  best  of   our
         knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:  February 11, 1997

         THE COLONIAL GROUP, INC.
         COLONIAL MANAGEMENT ASSOCIATES, INC.


         ARTHUR O. STERN
         Signature

         Arthur O. Stern, Executive Vice President
                   Name/Title



















                        Page 5 of 6 Pages

                            EXHIBIT A

                     JOINT FILING AGREEMENT



      In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 1997.





         COLONIAL MANAGEMENT ASSOCIATES, INC.
         THE COLONIAL GROUP, INC.

    By:   ARTHUR O. STERN
          Arthur O. Stern
          Executive Vice President
































                        Page 6 of 6 Pages